Enerplus Resources Fund
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.1295
Fax 403.298.2299
www.enerplus.com

November 18, 2005

BY FAX: 202-772-9220

Ms. April Sifford
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Dear Ms. Sifford:

Re: Accounting for stock-based compensation

This letter is in response to your request in late October 2005 regarding “fair value” option pricing calculations for our trust unit rights plan.

Black-Scholes Option Pricing Model

In consultation with an independent options pricing expert, we have used a modified Black-Scholes option pricing model to measure the “fair value” of rights granted under our plan. However, we must emphasize that this model has some apparent shortcomings with respect to the function for which we are using it. Firstly, the Black-Scholes model was not designed for high dividend paying entities (and Enerplus distributes 70-90% of its cash flow every month). We also believe that this model is not designed for entities with a naturally declining asset base where a portion of the distributions may be a return of capital (such as an oil and gas trust). We understand that it is also not intended to measure non-transferable options (and all of our employee options are non-transferable). Finally, it is designed for European style options that vest on one day (and our employee options vest over an extended time period). Despite these shortcomings we have yet to uncover a better alternative. Our frustrations were echoed by Mr. Christopher Cox, Chairman of the SEC, when he recently issued a statement encouraging the private sector to design new market instruments that can more accurately measure the cost of employee stock options.

The preliminary results of our modeling and corresponding comparison to actual expenses recorded under the intrinsic method are attached as Appendix A.

A discussion of the variables utilized in the model is provided below.

Black-Scholes Model Variables

1.	Number of rights

We calculated the fair value of all rights issued on or after January 1, 2003 through to September 30, 2005 on a quarterly basis. The quarterly calculations were based on the actual number of rights issued in that quarter.

2.	Average expected life of rights

Our rights vest over three years commencing on the first anniversary date of the grant and have a seven year contractual life. Based on actual historical exercise patterns, we determined that the expected average life of our rights is approximately 2.5 years.

3.	Stock price and exercise price

In each quarter, the exercise price was the same as the market price of the trust units on the grant date.

4.	Volatility

We employed a historical volatility measure using the preceding 2.5 year annualized volatility, which ranged between 22% and 23%. This three year term is generally commensurate with the expected life of our rights.

5.	Risk free interest rate

The Government of Canada 3 year bond rate was utilized.

6.	Vesting period

Rights vest over three years commencing on the first anniversary date of the grant. Therefore, the fair value was amortized to unit based compensation expense evenly over a three year period, beginning with the grant date.

7.	Dividends/Distributions

The model does not allow us to reduce the exercise price for the strike price reduction as this is a quarterly determination. Consequently, the strike price reduction was applied to the distribution amount.

We understand that this was the appropriate treatment as it is consistent with the concept of “dividend protection”. Under the concept of “dividend protection”, option exercise prices are reduced for dividends paid on the underlying stock, to leave the option holder in an equivalent economic position as an actual stockholder. For modeling purposes, dividend protection reduces the dividend included in the model.
We are uncomfortable forecasting future distributions and forecasting future strike price reductions and caution you of the measurement uncertainty in this regard.

Nevertheless, in an effort to utilize the prescribed model we used the actual distribution rate at the end of each quarter as the proxy for future distributions. Furthermore, we used the actual strike price reduction at the end of each quarter as the proxy for future strike price reductions. As a consequence, we assumed that the distribution and quarterly strike price reduction would be held constant over the expected life of the right.

8.    Declining Strike Price vs. Fixed Strike Price

Our model assumes that all rights holders will elect to exercise using the reduced strike price. Although recent history indicates that most employees have chosen the fixed strike price option (to take advantage of the S. 110(1)(d) personal tax deduction) we had difficulty assuming a fixed strike price in the model. We believe the historical pattern was more a reflection on the recent step change in oil and gas prices. Without the benefit of hindsight, our assumptions in 2003 and 2004 would have been that employees will elect to exercise using the reduced strike price.

Going forward, without the benefit of ever increasing commodity prices, it is more reasonable that employees would make use of the declining strike price feature, especially for an organization with a naturally declining asset base that is paying out 70- 90% of its cash flow. The declining strike price feature was designed and implemented with the expectation that employees would make use of this feature. As a result, we believed it was prudent to model the rights plan with this feature intact.

Reasonableness Test - Binomial Model

We were advised by our independent expert that a simple binomial or lattice model is not appropriate for valuing our rights due to our high dividend yield. Specialized binomial modeling software is required in such a case. Our expert was not able to share their proprietary binomial model with us; however they did calculate values for Enerplus rights using their advanced modeling software that were not materially different from those calculated using our modified Black-Scholes model.

Accounting Treatment

As shown in Appendix A, the difference in our unit based compensation expense between the intrinsic and the fair value method was $943,000 (or 0.27% of net income) for the year ended December 31, 2003 and $3.1 million (or 1.26% of net income) for the year ended December 31, 2004. We believe that these amounts are immaterial and we propose to not make changes to our financial reporting for 2003 or 2004. Refer to Appendix B for a discussion on materiality with reference to SAB Topic 1:M.

For fiscal 2005, we believe that a change from the intrinsic to the fair value method can be accomplished in two ways:

1.	Early Adoption of FAS 123R

We could adopt, through modified prospective application, FAS 123R as at January 1, 2005. Our December 31, 2005 financial statements will reflect the fair value expense associated with unvested rights granted prior to January 1, 2005 and all rights granted on and after January 1, 2005. As shown in Appendix A, this amount was $1.97 million as at September 30, 2005. This accounting treatment would result in no retroactive restatement.

2.	Change in Accounting Estimate

Alternatively, we can apply the change to the fair value method as a change in accounting estimate resulting from additional information being available to apply the fair value methodology as set out in FAS 123 paragraph 22. This information includes additional experience with the rights plan and trends with respect to distributions and strike price reductions along with additional guidance from the SEC and FASB. In this case, prospective application would apply.

Recommended Disclosure

Although we believe a case may be made for a change in accounting estimate, our preference is to proceed with the adoption of the modified prospective application of FAS 123R. For purposes of our December 31, 2005 financial statements (included in Form 40-F) we propose the following:

•	In accordance with the modified prospective application of FAS 123R, there is no adjustment to prior year financial statements.

•	Our December 31, 2005 financial statements will indicate that we adopted the fair value method as at January 1, 2005 using modified prospective application.

Examples of the MD&A and Canadian note disclosure are attached in Appendix C. We are proposing a similar accounting treatment for Canadian GAAP and consequently we do not expect any disclosure or adjustment to reconcile Canadian to U.S. GAAP.

We will also be enhancing our critical accounting estimates note disclosure with respect to measurement uncertainty. Furthermore, the readers will be warned that the values calculated by option pricing models and expensed on the Income Statement will likely not reflect the actual value realized by employees.

You will note that in our MD&A we have referenced our correspondence with both the Alberta and U.S. Securities Commissions. We want to ensure the readers understand the change in accounting method, which increases earnings, is a legitimate accounting policy change and not an attempt by the Fund to inflate earnings.

We continue to believe that we have applied GAAP correctly in good conscience and faith. At the same time we acknowledge your desire to improve comparability of financial statements among reporting issuers. In the spirit of cooperation, we believe our proposal achieves your intended outcome by transferring to the fair value methodology in a manner that is consistent with the materiality of this issue to our unitholders.

This submission has been discussed with both the Audit Committee of Enerplus Resources and our auditors, Deloitte & Touche LLP.

We trust this response addresses your concerns. Should you have any additional concerns or comments please contact me directly at 403-298-1295.

Sincerely,

Robert J. Waters, C.A.

cc:    Gordon J. Kerr, C.A.  President and CE
        Robert Normand, C.A. Chairman Enerplus Audit Committee
        Ward Zimmer, C.A. Deloitte & Touche LLP

Appendix A - Analysis of Fair Value vs. Intrinsic method

(CDN$ thousands)

Reporting period	Intrinsic Expense	Fair Value expense	Difference*	Reported net income	Difference as a % of net income	Reported total assets	Difference as a % of total assets

Q1 2003	4	20	-16	94,836	-0.02%	2,644,938	0.00%
Q2 2003	101	50	51	53,423	0.10%	2,577,968	0.00%
Q3 2003	362	78	284	59,205	0.48%	2,556,280	0.01%
Q4 2003	897	273	624	50,852	1.23%	2,661,765	0.02%
Total 2003	1,364	421	943	258,316	0.37%	2,661,765	0.04%

Q1 2004	359	291	68	45,166	0.15%	2,716,732	0.00%
Q2 2004	523	313	210	48,034	0.44%	3,181,214	0.01%
Q3 2004	1,458	353	1,105	50,604	2.18%	3,148,116	0.04%
Q4 2004	2,328	575	1,753	104,242	1.68%	3,180,748	0.06%
Total 2004	4,668	1,532	3,136	248,046	1.26%	3,180,748	0.10%

Q1 2005	3,648	612	3,036	62,192	4.88%	3,110,590	0.10%
Q2 2005	1,545	650	895	108,000	0.83%	3,114,603	0.03%
Q3 2005	7,565	709	6,856	100,347	6.83%	3,947,546	0.17%
Q4 2005 - Adjustment	0	0	**-10,787
	12,758	1,971	0	270,539	0.00%	3,947,546	0.00%

* This is a non-cash difference that has no impact on previously reported cash flows
** Recovery to be recorded in the 4th quarter of 2005

Appendix B
Materiality

Based on our quantitative analysis and review of SAB Topic 1:M, we believe the differences between the compensation amounts determined under the intrinsic and fair value methods are not material. The differences, which are included as Appendix A, show that the stock based compensation expense would decrease and net income would increase under the fair value method. In addition, there would be a decrease in contributed surplus relating to the stock based compensation expense and a decrease in equity relating to rights that were exercised. Cash flow from operating activities does not change as unit-based compensation is a non-cash item.

In the energy trust sector, investors, creditors and analysts are more concerned with cash flow and the ability to generate cash flow than they are with net income and non-cash measures. As a result, we believe that readers of the financial statements are more sensitive to adjustments involving cash flow than they are with changes in non-cash items.

As shown in Appendix A, the difference in our unit based compensation expense between the intrinsic and the fair value method as a percentage of previously reported net income is 0.37% and 1.26%, respectively, for the years ended December 31, 2003 and 2004.

In addition, the difference in methodologies as a percentage of previously reported total assets is 0.04% and 0.10%, respectively, for the years ended December 31, 2003 and 2004.

In addition to the quantitative thresholds commonly used in assessing materiality, qualitative factors are also considered. The overall concept of materiality recognizes that some matters, either individually or in aggregate, are important to ensure the financial statements are presented fairly in accordance with GAAP, whereas other matters are not as important. A misstatement is considered material if, in light of the surrounding circumstances, it is probable that the decision or a person who is relying on the financial statements, and who has a reasonable knowledge of the business and economic activities, would be changed or influenced by such misstatement.

SAB Topic 1:M reviews qualitative considerations to be utilized when assessing the materiality of a misstatement. Our analysis of these considerations is as follows:

a)	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

The quantitative differences between intrinsic and fair value methods (the “differences”) arise from the inability to make reasonable and supportable estimates to be utilized in a fair value model.

Appendix B Continued

b)	whether the misstatement masks a change in earnings or other trends

The difference does not mask a change in earnings or other trends as the correction would actually improve the earnings of prior periods without negatively impacting the earnings of future periods.

c)	whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise

The difference relates to a non-cash income statement item that has limited importance in analysts’ expectations. Furthermore, the difference represents an increase to net income, and not a failure to meet expectations.

d)	whether the misstatement changes a loss into income or vice versa

The difference would not turn a loss into income or vice versa in any period and as stated, will increase net income.

e)	whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability

We report only on a consolidated basis, with no segmented or other basis of reporting.

f)	whether the misstatement affects the registrant's compliance with regulatory requirements

The difference would not impact any of our regulatory requirements.

g)	whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements

The difference would not have a negative impact on our compliance with debt or other contractual covenants.

h)	whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

The difference would have no impact on management compensation.

i)	whether the misstatement involves concealment of an unlawful transaction.

The difference does not involve concealment of an unlawful transaction.

Appendix C
Recommended Note Disclosure for December 31, 2005

A. MD&A Disclosure

Trust Unit Rights Incentive Plan

Based on revised guidance on the accounting for stock based compensation and related interpretations of the Alberta Securities Commission and the United States Securities and Exchange Commission, we have retroactively adopted the fair value method of accounting for our trust unit rights incentive plan to January 1, 2003. The impact of the adoption on our 2003 and 2004 reported earnings is not material and therefore prior period financial statements have not been restated. Our fourth quarter compensation expense includes a recovery of $10.8 million. This recovery represents the difference between the unit-based compensation expense originally calculated under the intrinsic method compared to the expense calculated using the fair value method. This change had no impact on cash flow.

Critical Accounting Estimates

We calculate the fair value of rights granted under our trust unit rights incentive plan using a modified Black-Scholes option pricing model. This process involves the use of significant estimates and assumptions, which may change over time due to factors that are out of the control of management. Specifically, it is difficult to forecast many of the input factors such as distributions and the declining strike price feature of our rights plan. The values calculated under the option pricing model may not reflect the actual value realized by trust unit rights holders.

B. Accounting Policy Note

Change in Method of Accounting for Unit-Based Compensation

Generally accepted accounting principles require the Fund to estimate the value of unit option issued under its unit-based compensation programs and recognize this amount as compensation expense in the income statement over the respective employee service period with a credit to contributed surplus. Prior to October 1, 2005, the Fund had determined that it was not possible to use traditional option pricing models to obtain a reasonable and supportable estimate of the fair value of rights granted under the trust unit rights incentive plan. Accordingly, the Fund measured unit-based compensation based on the intrinsic value of the rights and recognized the amount in income over the vesting period. After the rights vested, changes in the intrinsic value were recognized in income in the period of change. The intrinsic value was determined as the excess of the trust unit price over the exercise price of the right at the date of exercise, or the date of the financial statements for the unexercised rights. The change in value was reflected in general and administrative expenses (“G&A”) and contributed surplus. Cash received upon exercise of the rights and the related amount of contributed surplus was credited to unitholders’ capital.

On October 1, 2005, the Fund retroactively adopted the fair value method of accounting for the trust unit rights incentive plan to January 1, 2003. Under this method, the fair value of the right is determined on the date in which fair value can reasonably be determined, generally being the grant date. This amount is charged to earnings over the employee service period of the rights, with a corresponding increase in contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders’ capital. The impact of the adoption on our 2003 and 2004 reported earnings is not material and therefore prior period financial statements have not been restated.

As at [September 30, 2005], the intrinsic methodology resulted in a year-to-date compensation expense of [$12.8] million, compared to the [$2.0] million compensation expense calculated under the fair value methodology. The $10.8 million difference was recorded as a recovery in the fourth quarter of 2005.

C. Note Disclosure

Trust Unit Rights Incentive Plan

The Fund uses a modified Black-Scholes option-pricing model to calculate the estimated fair value rights granted under the plan. The following assumptions were used to arrive at the estimate of fair value:

	2005	2004	2003
Expected annual distribution	$5.04	$4.20	$4.29
Expected annual right’s exercise price reduction	$1.44	$1.44	$1.47
Expected volatility	22.3%	22.4%	22.8%
Risk-free interest rate	3.4%	3.7%	3.9%
Expected life of options (years)	2.5 yrs	2.5 yrs	2.5yrs

The fair value of the rights granted under the plan ranged between 7% and 9% of the underlying market price of a trust unit on the grant date.

During the year the Fund expensed $___ ($2 million as September 30, 2005) of unit based compensation expense using the fair value method. The remaining future fair value of the rights of $____ ($3.9 million at September 30, 2005) will be recognized in earnings over the remaining vesting period of the rights outstanding.

U.S. GAAP note excerpt

On January 1, 2005 the Fund adopted Statement of Financial Accounting Standards (“SFAS”) 123R, “Share-Based Payment” using the modified prospective application of this standard. This resulted in the Fund adopting the fair value method of accounting for the rights plan for all unvested rights granted after December 31, 2002. Financial results for 2003 and 2004 have not been restated.

Under the fair value method, the fair value of the right is determined on the grant date. This amount is charged to earnings over the employee service period of the rights, with a corresponding increase in contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders’ capital.